Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Williams Pipeline GP LLC

We have audited the accompanying balance sheet of Williams Pipeline GP LLC as of December 31, 2007. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Accounting Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Williams Pipeline GP LLC at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst &Young LLP

Houston Texas
February 26, 2008

WILLIAMS PIPELINE GP LLC

BALANCE SHEET
December 31, 2007

ASSETS
Deferred costs	$1,689,110

Total assets	$1,689,110

LIABILITIES AND OWNER’S EQUITY
Accounts payable — affiliate	$1,689,110

Owner’s Equity
Owner’s equity	1,000
Less receivables from owner	(1,000)

Total owner’s equity	—

Total liabilities and owner’s equity	$1,689,110

See notes to the balance sheet

WILLIAMS PIPELINE GP LLC

NOTES TO THE BALANCE SHEET

1.	Nature of Operations

Williams Pipeline GP LLC (General Partner) is a Delaware company formed on August 31, 2007, to become the general partner of Williams Pipeline Partners L.P. (Partnership). The General Partner is an indirect wholly-owned subsidiary of The Williams Companies, Inc. (Williams). The General Partner owns a 2% general partner interest in the Partnership. However, due to the substantive control of the Partnership granted to the General Partner by the partnership agreement, the General Partner consolidates the Partnership. All intercompany balances have been eliminated.

An affiliate of Williams owns the 98% limited partnership interest in the Partnership. This ownership was acquired through the contribution of a note receivable of $980 to the Partnership. The General Partner’s consolidation of the Partnership nets the receivable from, and the minority interest of, the limited partner, as these are all transactions under common control.

On August 31, 2007, a subsidiary of Williams contributed $1,000 in the form of a note receivable to the General Partner in exchange for a 100% ownership interest. The receivable from the General Partner’s owner has been reflected as a deduction from owners’ equity.

There have been no other transactions involving the General Partner as of December 31, 2007, other than the incurrence of deferred costs described in Note 2.

2.	Deferred Costs

As of December 31, 2007, an affiliate of the Partnership had incurred $1.7 million of offering and related formation expenses on behalf of the Partnership. At December 31, 2007, the Partnership recorded these costs to deferred assets and recorded a payable to the affiliate. These deferred costs will be credited in 2008 and recorded as a reduction to partners’ equity in connection with the Partnership’s initial public offering of partnership units.

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